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                                                                 EXHIBIT 8.1


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                                     FULBRIGHT & JAWORSKI L.L.P.
telephone: 713/651-5151         A Registered Limited Liability Partnership                   houston
facsimile: 713/651-5246                 1301 McKinney, Suite 5100                        washington, d.c.
                                        Houston, Texas 77010-3095                            austin
                                                                                           san antonio
writer's direct dial number:                                                                 dallas
       713/651-5151                                                                          new york
                                                                                           los angeles
                                                                                              london
                                                                                             hong kong
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August 29, 1996



Global Natural Resources Inc.
5300 Memorial Drive, Suite 800
Houston, Texas  77007

Gentlemen:

             You have requested our opinion concerning certain federal income tax consequences of the proposed statutory merger (the "Merger") of GNR Merger Corporation, a New Jersey corporation ("GNR") and wholly-owned subsidiary of Seagull Energy Corporation, a Texas corporation ("Seagull"), with and into Global Natural Resources Inc., a New Jersey corporation ("Global"). Descriptions of the parties and of the Merger and related transactions are set forth in the Agreement and Plan of Merger, dated July 22, 1996 (the "Agreement"), entered into by Global, GNR, and Seagull. Global and Seagull have represented to us that the information contained in the Agreement is accurate and complete in all material respects as of its execution date. Also, we assume such information will be accurate and complete in all respects material hereto as of the effective time of the Merger. In addition, we have relied upon the opinion of Piliero Goldstein Jenkins & Hall, LLP, to the effect that under New Jersey law the outstanding redeemable bearer shares of Global Natural Resources PLC (Global's predecessor) do not constitute a stock or other equity interest in Global.

BACKGROUND

             In connection with this opinion we have reviewed the Agreement, and Global and Seagull have represented to us that the Merger and related transactions will be carried out in accordance with the terms of the Agreement.

SUMMARY OF TRANSACTIONS

             Pursuant to the Agreement, at the effective time GNR will be merged with and into Global pursuant to the provisions of and with the effect provided in the New Jersey Business Corporation Act. Global will be the surviving corporation resulting from the Merger. In the Merger, GNR will transfer substantially all of its assets to Global.
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Global Natural Resources Inc.
August 29, 1996
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             At the effective time of the Merger, the issued and outstanding capital stock of Global will consist of approximately 29,766,510 shares of common stock (the "Global Stock"). In the Merger, each share of Global Stock will be converted into a number of shares of fully paid and nonassessable voting common stock, par value $0.10 per share, of Seagull ("Seagull Stock") as provided by the Common Stock Exchange Ratio, as defined in the Agreement.

             Under the Agreement, cash will be paid in lieu of any fractional shares of Seagull Stock. Apart from the cash paid in lieu of fractional shares, the consideration paid to Global shareholders for their Global Stock will consist solely of Seagull Stock.

             The Merger Agreement provides that the parties intend the Merger to constitute a reorganization, within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the parties will report the Merger as such for federal income tax purposes. Further, Global and Seagull have made certain representations to us in certificates dated the same date as this opinion. Copies of those certificates are attached hereto as Exhibit A.

             Based upon the foregoing and such legal considerations as we deem relevant, it is our opinion that, for federal income tax purposes:

             1. Assuming the Merger is a valid merger under New Jersey law, the Merger will constitute a reorganization under section 368(a) of the Code.

             2. Global, Seagull, and GNR each will be a party to the reorganization, within the meaning of section 368(b) of the Code.

             3. No gain or loss will be recognized to the shareholders of Global upon the exchange of their Global Stock for Seagull Stock in the Merger, except with respect to any cash received in lieu of fractional share interests.

MISCELLANEOUS

             This opinion is based on statutes, regulations promulgated thereunder, and governmental rulings and court decisions published to date, all of which are subject to change by the Congress, governmental agencies, and the courts. Our opinion does not address all tax consequences applicable to the Merger and is limited to the conclusions set forth above, and no other opinions are expressed or implied. Further, our opinion is limited
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Global Natural Resources Inc.
August 29, 1996
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to the federal income tax consequences of the transactions described herein.
Thus, for example, no opinion is expressed concerning any state, local, or foreign tax consequences of such transactions.

             The parties have not requested or received any advance ruling from the Internal Revenue Service (the "Service") pertaining to the transactions described herein. Our opinion is not binding upon the Service or any court. Accordingly, the Service may challenge some or all of the conclusions set forth above in an audit of a Global shareholder or of one or more of the parties to the Merger. If such challenge occurs, it may be necessary to resort to administrative proceedings or litigation in an effort to sustain such conclusions, and there can be no assurance that such conclusions ultimately will be sustained.

             The opinions set forth above are based in part upon facts and representations concerning the transactions contained in the Agreement and upon the additional representations set forth in the letters of Global and Seagull, copies of which are attached hereto as Exhibit A, and the legal opinion of Piliero Goldstein Jenkins & Hall, LLP attached hereto as Exhibit B. We have not made an independent investigation to determine the accuracy or completeness of such facts, representations and opinion, and our opinion is conditioned on the accuracy and completeness of such facts, representations and opinion and upon the assumption that they will be accurate and complete as of the effective time of the Merger.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the captions "The Merger--Certain Federal Income Tax Consequences" and "Legal Matters" in the Joint Proxy Statement/Prospectus forming a part of the Registration Statement. In giving this consent, however, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission thereunder.

                                                 Very truly yours,


                                                 /s/ FULBRIGHT & JAWORSKI L.L.P.

                                                 Fulbright & Jaworski L.L.P.

Enclosures